UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pike Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

721283109
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	721283109	13G

1	NAME OF REPORTING PERSONS LGB Pike II LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 34-2004489
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	721283109	13G

1	NAME OF REPORTING PERSONS Lindsay Goldberg & Bessemer G.P. LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-0040849
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	721283109	13G

1	NAME OF REPORTING PERSONS Lindsay Goldberg & Bessemer GP LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-0040830
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	721283109	13G

1	NAME OF REPORTING PERSONS Lindsay Goldberg & Bessemer L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-0040858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1.

	(a)	Name of Issuer:

Pike Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

100 Pike Way Mount Airy, NC 27030

Item 2.

	(a)	Name of Person Filing:

LGB Pike II LLC Lindsay Goldberg & Bessemer G.P. LP Lindsay Goldberg & Bessemer GP LLC Lindsay Goldberg & Bessemer L.P.

Lindsay Goldberg & Bessemer L.P. is the sole manager of LGB Pike II LLC. Lindsay Goldberg & Bessemer G.P. LP is the general partner of Lindsay Goldberg & Bessemer L.P. Lindsay Goldberg & Bessemer GP LLC is the general partner of Lindsay Goldberg & Bessemer G.P. LP.

(b)	Address of Principal Business Office or, if none, Residence:

630 Fifth Avenue, 30th Floor New York, New York 10111

(c)	Citizenship:

LGB Pike II LLC is a limited liability company organized under the laws of the State of Delaware. Lindsay Goldberg & Bessemer G.P. LP is a limited partnership organized under the laws of the State of Delaware. Lindsay Goldberg & Bessemer GP LLC is a limited liability company organized under the laws of the State of Delaware. Lindsay Goldberg & Bessemer L.P. is a limited partnership organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP No.:

721283109

Item 3.	If this statement is filed pursuant to §§240.13d–1(b), or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with §§240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.3d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:
If this statement is filed pursuant to Rule 13d–1(c), check this box. ☐

Item 4.	Ownership

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the cover page to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 2014

LGB PIKE II LLC

by Lindsay Goldberg & Bessemer L.P., its manager

by Lindsay Goldberg & Bessemer G.P. LP, its general partner

by Lindsay Goldberg & Bessemer GP LLC, its general partner

/s/ Robert Roriston
Name: Robert Roriston
Title: Authorized Signatory

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of common stock of Pike  Corporation.

Executed on this 7th day of January, 2014.

LGB PIKE II LLC

by Lindsay Goldberg & Bessemer L.P., its manager

by Lindsay Goldberg & Bessemer G.P. LP, its general partner

by Lindsay Goldberg & Bessemer GP LLC, its general partner

/s/ Robert Roriston
Name: Robert Roriston
Title: Authorized Signatory